                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           SEC FILE NUMBER: 001-13522
                            CUSIP NUMBER: G210821050


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check one):   [ ] Form 10-K   [x] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
               [ ] Form N-SAR
               For Period Ended: December 31, 2002

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
                                               --------------------------------

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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

China Yuchai International Limited
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Full Name of Registrant

N/A
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Former Name if Applicable

16 Raffles Quay #26-00 Hong Leong Building
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Address of Principal Executive Office (Street and Number)

Singapore 048581
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]      (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Although management of China Yuchai International Limited ("CYI") has been working diligently to complete all the required information for its annual report on Form 20-F for the fiscal year ended December 31, 2002 (the "Form 20-F"), and a substantial part of such information has been completed as of this date, the Form 20-F could not be completed on or before the June 30, 2003 prescribed due date. As disclosed in CYI's Form 6-Ks submitted with the U.S. Securities and Exchange Commission on May 19 and June 26, 2003, management is involved in civil and arbitration proceedings involving the Chief Executive Officer of its key operating subsidiary and the non-payment of a substantial dividend therefrom and has had many related internal matters on which to focus such that it was not possible for management to complete the Form 20-F by the June 30, 2003 prescribed due date without unreasonable effort or expense. In addition, as a result of the above, CYI's accountants were not able to deliver financial statements as well as related sections of the Form 20-F in time for filing by the June 30, 2003 prescribed due date. Management anticipates filing the Form 20-F on or before July 15, 2003.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Philip Ting Sii Tien                65                 6322 6220
     ----------------------           -----------          ------------------
             (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                   Yes [x]     No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                              Yes [ ]     No [x ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Not applicable.

China Yuchai International Limited has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 1, 2003                    By:  /S/ Philip Ting Sii Tien
      -------------                        ------------------------------
                                           Name:  Philip Ting Sii Tien
                                           Title: Chief Financial Officer

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